Reply to the Attention of Direct Line Direct Fax Email Address Our File No. Date	Daniel Dex 604.691.6839 604.893.7623 daniel.dex@mcmillan.ca 57539-17 February 19, 2013

Via EDGAR Correspondence

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.
United States of America 20549

Attention:        Mr. Karl Hiller, Branch Chief

Dear Sirs/Mesdames:

Re:        Duma Energy Corp.
             Form 10-K for the Fiscal Year ended July 31, 2012
             Filed November 13, 2012
             Form 10-Q for the Fiscal Quarter ended October 31, 2012
             Filed December 24, 2012
             File No. 000-53313

             We are counsel for and write on behalf of Duma Energy Corp. (referred to herein as the "Company" or "Duma") in response to (i) the Staff's letter of January 16, 2013 (the "Comment Letter") signed on behalf of Mr. Karl Hiller, of the United States Securities and Exchange Commission (the "Commission"), and (ii) the telephone call from Lily Dang of the Commission to the undersigned, Daniel Dex, on February 14, 2013, seeking certain supplemental information as described herein.

             We note that on behalf of the Company, on February 14, 2013, we furnished to the Commission, via the EDGAR system, a response letter to the Comment Letter as well as a draft Amendment No. 2 (the "Form 10-K/A") to the Company's Form 10-K for the fiscal year ended July 31, 2012 (as filed on November 13, 2012, the "Form 10-K"), which Form 10-K/A has been redlined to show all changes from the Form 10-K as originally filed on EDGAR on November 13, 2012. Upon receipt of such materials, Lily Dang of the Commission called the undersigned, Daniel Dex, to request supplemental information regarding the relationship between Duma and SPE Navigation I, LLC (SPE) ("SPE") prior to Duma's acquisition of SPE in order to support Duma's conclusion that Duma and SPE were not under common control prior to Duma's acquisition of SPE.

Company Response to Request for Supplemental Information:

             We confirm, on behalf of the Company, that the Company has advised that immediately preceding the purchase of SPE by Duma, Duma was managed by board of directors comprised of Duma's CEO (Jeremy Driver) and two other directors (Steven Carter and Leonard Garcia). Immediately preceding the purchase, Duma and SPE had certain shareholders in common, as follows:

Duma Energy Corp.	SPE Navigation 1, LLC
Ownership composition: KD Navigation, Inc. - 9.6% KW Navigation, Inc. - 9.6% CW Navigation, Inc. - 9.6% All others - 71.2%	Ownership composition: KD Navigation, Inc. - 33.3% KW Navigation, Inc. - 33.3% CW Navigation, Inc. - 33.4% All others - 0%

             KD Navigation, Inc., KW Navigation, Inc., and CW Navigation, Inc. are referred to herein, collectively, as the "Navigation Entities". The Navigation Entities owned 28.8% of Duma prior to the SPE transaction. There were no voting agreements in place among the Navigation Entities; however, the Navigation Entities were owned and controlled by immediate family members: specifically, Jeremy Driver's wife and her siblings, as follows:

  KD Navigation, Inc. (100% owned by Jeremy Driver's wife);

  KW Navigation, Inc. (100% owned by Jeremy Driver's sister-in-law); and

  CW Navigation, Inc. (100% owned by Jeremy Driver's brother-in-law).

             SPE was a private company prior to Duma's acquisition of it. As noted above, SPE was owned 1/3 each by the Navigation Entities, but there were no voting agreements in place among the Navigation Entities. SPE was managed by a company owned by Michael Watts, Jeremy Driver's father-in-law.

             With regard to the negotiation of the terms of the SPE transaction, Michael Watts negotiated on behalf of the Navigation Entities and the two directors other than Jeremy Driver negotiated on behalf of Duma. Jeremy Driver abstained from Duma's Board vote approving the transaction.

             Duma's management concluded that the SPE transaction was not a control transaction because the common shareholders of Duma and SPE owned significantly less than 50% of Duma prior to the transaction and did not in any other way exert control over Duma. Similarly, prior to the transaction, Duma did not exert control over SPE.

*     *     *

             On behalf of the Company we sincerely hope and trust that the foregoing and the previously submitted February 14, 2013 response letter and draft Form 10-K/A enclosed therewith are clear and satisfactory in this matter and truly responsive to the Commission's Comment Letter and request for supplemental information; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 691-6839 of our offices at any time.

             In addition, we note that should the Commission have any questions or comments regarding the foregoing, the previously submitted February 14, 2013 response letter or the draft Form 10-K/A enclosed therewith, the Company would be happy to arrange a conference call that includes Commission staff, Duma management, and Duma's independent auditors.

             On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours very truly,

/s/ Daniel D. Dex

Daniel D. Dex

cc:       Duma Energy Corp.

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